Lollipop Corporation
15500 SW Jay St. #81704
Beaverton, OR 97006
Tel: (786) 228-5772
Fax: (866) 480-9591

April 4, 2013

By Edgar

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Washington DC, 20549

Re: Lollipop Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed: February 4, 2013
File No. 333-186069

Lollipop Corporation acknowledges receipt of the letter dated March 27, 2013 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  We have amended our Registration Statement on Form S-1 (the "Second Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is a response to the Staff’s comment.

We appreciate the Staff's comment as well as the opportunity this process provides to improve the content of our SEC filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Summary of the Offering by the Company, page 5
1. We note your response to comment 4 from our letter to you date February 27, 2013, as well as the changes you have made to your plan of operations at page 22. The specific amounts budgeted for several items on page 6 are different than the amounts listed at page 22. Please revise for consistency.

Response: Amended.  Please see Third Amended Draft at page 6.

2. Contrary to your statement at page 6 that “[t]he expenses of this offering . . . are being paid for by us,” it appears that the expenses of the offering will be paid for with funds received from investors in this offering, as disclosed at pages 6 and 22. Please advise or revise.

Response:  Amended.  Please see Third Amended Draft at page 6.

Plan of Distribution, page 15
3. We note your response to comment 8 from our letter to you dated February 27, 2013, as well as the revised disclosure in the second paragraph of the Plan of Distribution section, and we reissue the comment. Because you do not meet the eligibility requirements of Form S-3, you may not conduct a primary “at the market” offering of equity securities pursuant to Rule 415(a)(4). See General Instruction I to Form S-3 and Rule 415. Please revise to state that you will offer your stock at a fixed price for the duration of the offering.

Response:  Amended.  Please see Third Amended Draft at page 15.

Management Discussion and Analysis of Financial Condition and Results of Operations
Capital Resources and Liquidity, page 24

4. We note your response to comment 15 in our letter dated February 27, 2013. It appears that the disclosure cited in our prior comment was removed from your amended filing, but it does not appear that you have provided us with a substantive response. As such, we are reissuing our prior comment. Please revise your financial statements to reflect the “current debts” described in your prior filing or tell us why you do not believe they should be included.

Response:  Attorney and printer services were found to be immaterial individually and in aggregate by our auditor. There were no un-recorded liabilities evidenced during the 2012 audit The Company’s accounting policy is not to raise an accrual for audit services; because the services were performed after the reporting date.  The phrase “current debts” was an inartful description term used by counsel.  Those fees owed to the Company’s “attorney, auditor and printer” are incorporated in the “Offering Expenses” category as listed in the Offering Summary at Page 6 and Plan of Operations at Page 22.  Please see Third Amended Draft at page 6 and 22.

5. We note your response to comment 16 in our letter to you dated February 27, 2013, and we reissue such comment. It is not clear from your current disclosure what sports nutritional products you intend to market and sell. Please revise throughout your prospectus to clarify. In this regard, you mention energy bars at pages 19 and 23, but you mention nutritious lollipops at pages 7 and 21.

Response:  Amended.  Please see Third Amended Draft at pages 7, 19 and 23.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/ Yisrael Meir Fromer
Yisrael Meir Fromer
CEO

VIA EDGAR cc; John Lucas, Staff Attorney